

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2015

Via E-mail
Mr. C. Edward Chaplin
Chief Financial Officer
MBIA Inc.
1 Manhattanville Road
Suite 301
Purchase, New York 10577

      Re: **MBIA Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed March 2, 2015
              File No. 1-09583

Dear Mr. Chaplin:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Jim B. Rosenberg

              Jim B. Rosenberg
              Senior Assistant Chief Accountant